

March 31, 2015

<u>Via E-mail</u>
Mr. Paul W. Graves
Executive Vice President and Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

      RE: FMC Corporation
              Form 10-K for the Year Ended December 31, 2014
              Filed February 27, 2015
              File No. 1-2376

Dear Mr. Graves:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data, page 42

Note 11: Income Taxes, page 67

1.   We note your effective tax rate decreased to 15.2% in 2014 compared to 24.1% in 2013 and your foreign earnings subject to different tax rates line item significantly contributed to the decrease of your effective tax rate during the current period. In future filings, please clarify the nature of the items in the foreign earnings subject to different tax rates line item in your effective tax rate reconciliations. Please also explain to us your consideration of providing additional disclosures, either in the income tax footnote or MD&A, regarding the impact of material component(s) of this reconciling item on your income taxes. Such disclosures should have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. The disclosures may include identifying your material tax jurisdictions along with their

corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably likely to change in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief